

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2020

Pierre Naudé
President and Chief Executive Officer
nCino, Inc.
6770 Parker Farm Drive
Wilmington, North Carolina 28405

      Re: nCino, Inc.
          Amendment No. 2 to Draft Registration Statement on Form S-1
          Submitted May 15, 2020
          CIK No. 0001566895

Dear Mr. Naudé:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated March 2, 2020.

Amendment No. 2 to Draft Registration Statement on Form S-1

Market, Industry and Other Data, page 42

1.   We note your disclosure on page 74 that the information regarding your market opportunity is based on a 2019 study conducted on your behalf by Grata Inc., a third-party market research firm. Please disclose in this section that this study was commissioned by the company. File a consent as an exhibit to the registration statement pursuant to Rule 436 of Regulation C and Section 7 of the Securities Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations 52, page 52

2. Your disclosure on page F-42 indicates that due to the COVID-19 outbreak, there is a significant uncertainty surrounding the potential impact on your results of operations and cash flows. Ensure that your MD&A disclosure addresses known trends in recognized revenue and whether you expect the trends to continue in periods subsequent to the recent reporting period. That is, describe the underlying factors that are impacting trends in your revenue recognized including customer behavior and your ability to maintain the sales cycle. To the extent such trends remain uncertain, consider including key performance indicators to provide data on the impact on your near-term and long-term revenues, earnings, liquidity and cash flows. For example, consider discussing whether customers are adding or reducing seats in April and through the most recent date such information is available. Refer to the CF Disclosure Guidance: Topic No. 9 located on our website at https://www.sec.gov/corpfin/coronavirus-covid-19.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Operating Results, page 53

3. We note your response to prior comment 2 that the company intends to omit disclosure regarding ACV-based net retention from the prospectus but continue to include the cohort based presentation and discussion of ACV-based net revenue. To provide appropriate context, please provide a definition of ACV-based net retention in the filing.

Exhibits

4. Please file the employment agreements with Messrs. Naudé and Mr. Rudow which were entered into during fiscal year 2020.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert A. Ryan